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Adam brenneman

EMAIL: abrenneman@cgsh.com

August 6, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Attention: Blake Grady

Washington, D.C. 20549-4561

Re:	Asahi Kasei Corporation

Calliditas Therapeutics AB

Schedule TO-T/A filed August 1, 2024 by Asahi Kasei

Corporation File No. 005-91523

Dear Mr. Grady:

On behalf of our client, Asahi Kasei Corporation, a Japanese corporation, we respectfully acknowledge receipt of the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, with respect to the Buyer’s Schedule TO-T/A filed on August 1, 2024 (File No. 005-91523), contained in your comment letter dated August 2, 2024 and acknowledge that if our client decided to rely on the guidance provided in Section II.C.5 of SEC Release No. 34-58597 (Sept. 19, 2008), it would need to revise the offer materials to comply with the conditions to reliance on that guidance. Our client has not yet made a determination that it wishes to rely on the aforementioned guidance, but if and when it does, we would expect to fully comply with the requirements set forth therein, and we would advise you as to how our client would satisfy the procedural requirements to rely on it.

Sincerely,

/s/ Adam Brenneman
Name: Adam Brenneman

cc:	Shinichiro Haga Asahi Kasei Corporation 1-1-2 Yurakucho, Chiyoda-Ku Tokyo, Japan 100-0006

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